Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.            Date, Time and Place: December 19, 2019, at 8:00 a.m., at the branch of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8º andar, in the city of São Paulo, State of São Paulo, CEP 01452-919, the Board of Directors held a meeting.

2.            Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman), Daniel Feffer (Vice-Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member, through delegation of vote to Claudio Thomaz Lobo Sonder), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member). Mr. Pablo Machado, Director of Relations and Legal Management of the Company was invited to hold the presentation.

3.            Chairman and Secretary: Mr. David Feffer chaired the meeting and Mr. Vitor Tumonis was the secretary.

4.            Agenda: (4.1.)  To resolve on the approval of investments in the State of Espírito Santo; (4.2.) To authorize the Company’s Executive Board to perform any and all acts, negotiate and enter into any contracts and/or instruments and their eventual amendments, necessary or convenient to the previous resolution, if approved; and (4.3.) To ratify all acts performed by the Company’s management related to the matters above.

5.            Presentation and discussions on the agenda: Once requested, Mr. Pablo Machado, Executive Officer of Relations and Legal Management of the Company, presented material regarding the update of the ICMS issue in the State of Espírito Santo. Considering the resolutions adopted by the Board at the meeting held on October 31, 2019, Mr. Pablo informed that the Government of the State of Espírito Santo was presented with a proposal for total investments of approximately R$ 933,400,000.00 (nine hundred and thirty-three million and four hundred thousand reais) (the “Investments”), comprising: (a) the construction of a conversion plant for the production of toilet paper and paper towels, with a capacity of 30,000 (thirty thousand) tons per year, to be implemented in the state of Espírito Santo, with estimated total investments of R$ 130,000,000.00 (one hundred and thirty million reais) and expected implementation period of eleven (11) months, counting from the obtaining of the applicable licenses and approvals; (b) partial retrofit at the pulp mill located in Aracruz involving the replacement of parts of the recovery boiler and the installation of a crystallization system, with estimated total investments of R$ 272,400,000.00 (two hundred seventy-two million and four hundred thousand reais), with expected execution period of 25 (twenty five)

(continuation of the minutes of the Meeting of the Board of Directors of Suzano SA, held on 12.19.2019 at 08:00 a.m.)

months; and (c) the development of a forestry base involving the acquisition of real estate, lease of land and plantations in an estimated total amount of R$ 531,000,000.00 (five hundred and thirty one million reais), with the expected period of execution of the investment of 24 (twenty four) months from the date of obtaining the applicable licenses and approvals. After the presentation, the members of the Board of Directors were given the necessary clarifications on the topics presented and, having no objections to what was presented or clarified, the following resolutions were agreed.

6.            Minutes in Summary Form: The Board Members unanimously resolved to draw up the minutes in summary form.

7.            Resolutions of the Agenda: Once observed the provisions of the Company’s Articles of Incorporation, the Directors unanimously and without exception:

7.1          Approved the Investments, provided, however, that their effective implementation is subject to the approval of the same projects concerning the Investments by the Government of the State of Espírito Santo, pursuant to State Law No. 11.001/2019, as amended, and State Decree No. 4.524/2019;

7.2          Authorized the Company’s Executive Board to perform any and all acts, to negotiate and define the terms and conditions of the Transaction not defined in this resolution, and to enter into any contracts and/or instruments and its eventual amendments, necessary or convenient to the execution of the resolution above; and

7.3          Ratified all acts that have been performed by the Company’s management related to the matters above.

8.            Closing: There being no further business, the Meeting was ended. The minutes of the Meeting were prepared, read and approved by all the attending Board Members. Signatures. Board: David Feffer - Chairman; Vitor Tumonis - Secretary. Board Members David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman), Daniel Feffer (Vice-Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member, through delegation of vote to Claudio Thomaz Lobo Sonder), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

These minutes are a true copy of the original drawn up in the proper book.

São Paulo, SP, December 19, 2019.

Vitor Tumonis
Secretary